FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Millennium MusicMedia Selects Magic Enterprise Mobility Solution

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3.

PRESS RELEASE

4.

Millennium MusicMedia Selects Magic Enterprise Mobility Solution

5.

Cross-channel cloud-based DRM app to enable independent artists to manage their digital assets from any desktop, iOS or Android device

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Or Yehuda, Israel, October 22, 2013 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Millennium MusicMedia has selected Magic Enterprise Mobility Solution to create a cross-channel SaaS-based business app that will enable subscribers, including independent artists, writers, producers and publishers, to track their digital assets and royalties anytime, anywhere, from any desktop, iOS or Android device.

8.

“Getting to market quickly with an app that performs well and provides a good user experience on all devices is key to our success,” said Ron Holt, CEO of Millennium MusicMedia. “Having managed many large-scale development projects over my 40-year career, I understand the challenges and the importance of minimizing risks. We checked our options and decided on Magic because we know that Magic will enable us to implement such a complex project as quickly and easily as possible,” added Holt.

9.

“Magic‘s flexible enterprise mobility solution, including our application development, integration, management and broad professional service capabilities, enables businesses, like Millennium, to make the move to mobility quickly, confidently, and cost effectively. Not only can enterprises leverage the same development effort to create native apps for iOS and Android devices, they can also leverage the business logic of desktop apps to speed creation and deployment of mobile apps,” said Regev Yativ, CEO of Magic Software Enterprises Inc. “We have a proud history of keeping our customers for many years and are pleased to see this trend continue as our customers make the move to mobility.”

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About Millennium MusicMedia

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Millennium MusicMedia was founded in 1999 as a multimedia company with a focus on protecting the intellectual property rights and financial interests of writers, producers, artist and publishers by preventing the illegal downloading and distribution of digital properties though our software and subscription based tracking and reporting system.

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For more information, visit http://www.millennium5.com.

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About Magic Software Enterprises

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Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

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For more information, visit www.magicsoftware.com.

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Press Contact:

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Tania Amar | VP Global Marketing

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Magic Software Enterprises

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tania@magicsoftware.com

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Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

25.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

26.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22th, 2013	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1. 10.1 Millennium MusicMedia Selects Magic Enterprise Mobility Solution 2.

Exhibit 10.1